May 13, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Michael Henderson
Robert Klein
Jessica Livingston
Eric Envall

Re:	Learn CW Investment Corporation Registration Statement on Form S‑1
Filed March 29, 2021
File No. 333-254820

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Learn CW Investment Corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form S-1 (File No. 333-254820) filed on March 29, 2021, as set forth in the Staff’s letter dated April 22, 2021 addressed to Robert Hutter, Chief Executive Officer of the Company (the “Comment Letter”).

Set forth below is the Company’s response to the Comment Letter.

Concurrently with the submission of this letter, the Company is publicly filing through EDGAR its Amendment No. 1 to its Registration Statement (the “Registration Statement”). For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of the S-1 and a copy marked to show all changes from the version submitted on March 29, 2021.

For ease of reference, each comment contained in the Comment Letter is reproduced below in bold font type and is immediately followed by the response of the Company.  Unless otherwise indicated, page references in the Company’s response refer to the Registration Statement.

Form S‑1 filed March 29, 2021

Cover Page

1.
Please expand the disclosure on the anchor investor to disclose the percentage ownership represented by the $100 million of units and the percentage ownership of issued and outstanding ordinary shares to be owned together with the initial shareholders and management at the completion of the offering.

RESPONSE:  The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly to disclose the percentage ownership. Please see the revised cover page of the Registration Statement, as well as pages 17, 80, 129, 132 and F-13 of the Registration Statement.

U.S. Securities and Exchange Commission
May 13, 2021

Summary

Our Acquisition Process, page 7

2.
Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter, add a risk factor that explains how these incentives create a risk to potential investors.

RESPONSE:  The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see the revised pages 9, 51, 52, 96 and 126 of the Registration Statement.

Expressions of interest, page 16

3.
Noting that the anchor investor has expressed an interest in purchasing $100 million of units in this offering and in entering into a letter agreement to vote all of its public shares in favor of any business combination, please file a copy of the agreement as an exhibit to the registration statement and disclose:

•	the percentage of votes the anchor investor would be entitled to cast if you solicit proxies for a business combination and compare that percentage to the total shares to be outstanding;
•	whether the underwriting fee would apply to any purchases by your anchor investor in this offering and
•	the information required by Item 403 of Regulation S-K in the Principal Shareholders section of the prospectus.

RESPONSE:  The Company acknowledges the Staff’s comment and has filed a copy of the letter agreement between the Company and the anchor investor as Exhibit 10.9 to the Registration Statement.  In addition, the Company has revised the Registration Statement accordingly. Please see the revised the cover page and pages 17, 80, 129, 132 and F-13 of the Registration Statement.

The Company has revised the Principal Shareholders section of the Registration Statement to add disclosure about the potential purchase by the anchor investor of up to $100.0 million of units (or 10,000,000 units) and the percentage such number of units represents of the issued and outstanding ordinary shares after the initial public offering. Please see page 129 of the Registration Statement.

The Company added this new disclosure under the Principal Shareholder section of the Registration Statement instead of in the table because the anchor investor does not have a binding commitment to purchase any units and the number of units that the anchor investor may be allocated, if any, are unknown at this time and will not be known until the roadshow commences.

U.S. Securities and Exchange Commission
May 13, 2021

Description of Securities
Warrants
Public Shareholders’ Warrants, page 133

4.	Please revise the discussion on page 140 regarding the exclusive forum provisions in your Warrant Agreement to appear under a new specifically-captioned subsection or advise.

5.
RESPONSE:  The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly to add a new specifically-captioned subsection. Please see the revised page 145 of the Registration Statement.

*          *          *

We would be grateful if the Staff would provide any comments to the Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the foregoing response or the Registration Statement at any time, please do not hesitate to contact me at (212) 839-5430 or at dni@sidley.com.

Very truly yours,

/s/ David Ni

David Ni, Esq.

cc:	Robert Hutter – Learn CW Investment Corporation
Ilir Mujalovic – Shearman & Sterling LLP